Schering AG moves forward in the treatment of chronic lymphocytic leukemia

Food and Drug Administration Advisory Committee recommends Campath for accelerated approval for the treatment of chronic lymphocytic leukemia (CLL)

Prestigious New England Journal of Medicine publishes head-to-head study comparing Fludara (R) to chlorambucil as primary treatment of CLL

Berlin, Germany, December 15, 2000 - Schering AG (NYSE: SHR) announced today that Campath, an investigational treatment for patients with chronic lymphocytic leukemia (CLL), was recommended yesterday for accelerated approval by the Oncologic Drugs Advisory Committee (ODAC) to the U.S. Food and Drug Administration (FDA).
In addition, the New England Journal of Medicine, one of the highest regarded medical journals worldwide, yesterday published a study demonstrating the efficacy of Fludara (R) (fludarabine phosphate) versus chlorambucil in the treatment of this disease.

FDA Advisory Committee Recommendation

The Oncologic Drugs Advisory Committee's recommendation is not binding but will be considered by the FDA once review of the Campath Biologics License Application (BLA) has been completed. The FDA typically follows the recommendation of the Advisory Committee. The BLA was submitted to the FDA on Dec. 23, 1999.

If approved by the FDA, Campath (INN: alemtuzumab) will be indicated for patients with CLL who have been treated with alkylating agents and have failed fludarabine therapy. Currently, there is no other treatment option approved for this patient population. CLL is the most prevalent form of adult leukemia, affecting approximately 120,000 patients in the United States and Europe.

"As a researcher dedicated to finding new treatments for CLL, I am excited and pleased that Campath is one step closer to providing an option that may help patients enjoy their lives for a longer period of time," said
Dr. Michael J. Keating, deputy chairman of the Department of Leukemia at the University of Texas, M.D. Anderson Cancer Center in Houston and principal Campath clinical investigator.

Results with the investigational humanized monoclonal antibody, Campath, showed that survival times are significantly prolonged for heavily pre-treated patients with CLL. These patients are known as refractory. The study showed an overall response rate of 33% and a median overall survival of 16 months after Campath therapy. When untreated, the expected survival rate in this patient population is only six to nine months. Campath therefore represents a major advance in the treatment of CLL.

Accelerated approval requires that the compound be further studied in order to verify and describe its clinical benefit. A post-approval clinical trial to examine Campath's safety and efficacy in CLL patients is being planned and is expected to begin in 2001.

Once approved, Campath will be distributed in the United States by Berlex Laboratories Inc., the U.S. affiliate of Schering AG. Schering has extensive experience and strategic interest in CLL, as it also markets Fludara (R), currently indicated as a second-line treatment for patients with CLL.
Schering has exclusive marketing and distribution rights for Campath in Europe and the rest of the world, excluding Japan and East Asia. Campath was developed by M&I Partners, a 50-50 joint venture of Millennium Pharmaceuticals Inc. (Nasdaq: MLNM) and ILEX Products Inc., a subsidiary of ILEX Oncology Inc. (Nasdaq: ILXO). A Marketing Authorization Application (MAA) for Campath has been submitted to the European Agency for the Evaluation of Medicinal Products
(EMEA) for evaluation in March 2000; the MAA currently is under review.

New England Journal of Medicine Paper

Yesterday also brought good news for Schering AG's current treatment for CLL, Fludara (R). Results from a study published in the New England Journal of Medicine demonstrate that previously untreated patients with CLL showed significantly higher response rates and a longer time to disease progression with fludarabine phosphate compared to chlorambucil.

"For decades, chlorambucil has been the standard first-line therapy for CLL," said Kanti Rai, MD, chief of the Division of Hematology and Oncology, Long Island Jewish Medical Center, and the study's lead investigator. "But results suggest that this study has the potential to change the current CLL treatment algorithm." Dr. Rai also is professor of medicine at Albert Einstein College of Medicine, New York.

The study was conducted at Long Island Jewish Medical Center, located in New Hyde Park, NY. Other centers participating in the study included the Cancer and Leukemia Group B, Chicago, Ill; the Southwest Oncology Group, San Antonio, Tex.; National Cancer Institute Canada, Clinical Trials Group, Kingston, Ontario; the Eastern Cooperative Oncology Group, Brookline, Mass; and the National Cancer Institute, Rockville, Md.

Schering AG plans to gain marketing approval for Fludara(R) in first line therapy.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radio-pharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors.
As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Millennium Pharmaceuticals Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium also strives to accelerate the process of drug discovery and development.

ILEX Oncology Inc. is a drug development company focused predominantly on the accelerated development of drugs for the treatment and prevention of diseases. The company does this in two ways: by advancing a diversified portfolio of therapeutic drugs through its ILEX Products subsidiary, and by offering drug development services on a contract basis to pharmaceutical and biotech companies through its ILEX Oncology Services subsidiary. These complementary businesses draw from the company's core relationships with international oncology experts, strategic alliances providing access to patient recruitment for clinical trials, and simultaneous European and U.S. drug development and approval capabilities.

For further information please contact:
Dr. Friedrich von Heyl				Frank Richtersmeier
Business and Financial Communication		Pharma Communication
Phone:	+49 - 30 - 468 152 96			Phone:	+49 - 30 - 468 176 61
Fax:	+49 - 30 - 468 166 46			Fax:	+49 - 30 - 468 167 10
friedrich.vonheyl@schering.de			frank.richtersmeier@schering.de

Peter Vogt
Investor Relations
Phone:	+49 - 30 - 468 128 38
Fax:	+49 - 30 - 468 166 46
peter.vogt@schering.de





Shareholders and employees of Schering will participate in successful results of year 2000 - losses at Aventis CropScience

Berlin, Germany, December 15, 2000; Due to the excellent business performance in 2000, the Board of Executive Directors and the Supervisory Board of Schering AG, Berlin, Germany (NYSE: SHR), plan to propose to the General Meeting an increased dividend of EUR0.67 per share plus an additional special dividend of EUR0.33 for 2000 from existing equity, which is taxed at 45% corporate tax (EK 45). This increase in the dividend will be substantially higher than the increase in the financial result, as the one-off income effect of Aventis CropScience has not been taken into account. German shareholders entitled to credit, will receive an additional tax credit equivalent of EUR0.43 per share. The Board has also decided on a program for employees to participate in the success of the company. This includes a substantially higher bonus for performance and a new international employee share program.

"We want our shareholders to share in the company's success directly as well as our employees," said Prof. Dr. Klaus Pohle, Vice-Chairman of the Board of Executive Directors of Schering and Chief Financial Officer. "Our employee program underlines the relevance of performance in our corporate culture. We will reward individual performance, that helps us achieve our corporate goals, even more in the future."

The net result of the Aventis S.A. company, Aventis CropScience, Lyon, France, in which Schering AG has a 24% minority share, will be affected by additional one-off income effects including costs related to the seed technology StarLink
(R). Schering AG's share will be in the range of EUR55-65m. "In view of our excellent performance, which surpassed market expectations, the financial result will show a good increase despite the loss from our participation in Aventis CropScience", Prof. Pohle added. "We are convinced that Aventis CropScience in the short to mid-term will generate high returns."

On the status of Schering's discussions with Aventis after its mid-November 2000 announcement to divest Aventis CropScience, Prof. Pohle explained: "We have started talks with Aventis about their wish to reduce their share in Aventis CropScience earlier than 2004. Schering regards its share in Aventis CropScience as a financial investment and still sees high future potential in crop protection and green biotechnology." Aventis CropScience has the largest research and development budget in this sector and is, with sales of US-$4.3b
(1999), the second largest company in the field of crop protection. In 1994, Schering seperated out its crop protection business to form the new company AgrEvo together with Hoechst AG. After the merger with French company Rhone-Poulenc, AgrEvo was integrated into Aventis CropScience.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radio-pharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, December 15, 2000
Schering AG
Corporate Communication
For further information please contact:
Dr. Friedrich von Heyl				Peter Vogt
Business and Financial Communication		Investor Relations
Phone:	+49 - 30 - 468 152 96			Phone:	+49 - 30 - 468 124 31
mobile: +49 -170 - 850 39 97			mobile: +49 -170 - 850 39 51
Fax:	+49 - 30 - 468 166 46			Fax:	+49 - 30 - 468 166 46
friedrich.vonheyl@schering.de			peter.vogt@schering.de


Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG's plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F registration statement. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.